KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

November 22, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Re: KKR Credit Opportunities Portfolio, File No. 811-23474

Ladies and Gentlemen:

Enclosed for filing on behalf of KKR Credit Opportunities Portfolio (the “Fund”), pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is (1) a copy of the Fund’s fidelity bond; (2) a copy of the resolution of a majority of the board of trustees who are not “interested persons” of the Fund (as defined in the 1940 Act) approving the form and amount of the bond; and (3) all riders to the bond, which form part of the bond. The premiums have been paid for the period of November 1, 2024, to November 1, 2025.

Please direct any questions concerning this filing to the undersigned at (415) 315-1426.

Sincerely,

/s/ Jeffrey M. Smith
Jeffrey M. Smith, Authorized Signatory

October 23, 2024

Joseph McGoldrick

AON RISK INS SERVICES WEST INC

707 WILSHIRE BLVD STE 2600

LOS ANGELES, CA 90017-3533

Re:	KKR Credit Opportunities Portfolio

Mutual Fund Bond

Insurance Contract 652180116

Expiration Date 11/01/2025

CNA Customer Number 319519

Dear Joseph:

We are pleased to enclose our Binder for KKR Credit Opportunities Portfolio. Please review the terms and conditions set forth in this binder carefully to ensure that it fulfills the agreed-upon specifications. Should you detect any problem, please contact me within five (5) business days of the receipt of this binder to advise us of any concerns or questions.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

Please note that CNA offers a broad array of industry leading products. To learn more about these products, please visit our website at www.cnapro.com.

We appreciate the opportunity to do business with KKR Credit Opportunities Portfolio and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Gretta Di Silvestro (Sutton)
Underwriting Specialist
Phone: (262) 825-8002 gretta.disilvestro@cna.com

POLICY HOLDER NOTICE – CALIFORNIA

IMPORTANT NOTICE ABOUT THE POLICY OF INSURANCE FOR WHICH YOU HAVE APPLIED OR THE CLAIM YOU HAVE SUBMITTED.

READ THE FOLLOWING INFORMATION CAREFULLY.

Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.

© Copyright CNA All Rights Reserved.

Policy Transaction Invoice

Producer:	Customer:

Joseph McGoldrick	KKR Credit Opportunities Portfolio
AON RISK INS SERVICES WEST INC	555 California Street
707 WILSHIRE BLVD STE 2600	50th Floor
LOS ANGELES, CA 90017-3533	San Francisco, CA 94104
(213)630-1377

Branch Code: 912	Customer Number: 319519
Producer Number: 735649

Continental Insurance Company hereby submits the following Statement for Policy # 652180116 for KKR Credit Opportunities Portfolio Policy Period: From 11/01/2024 to 11/01/2025.

Policy Effective Date	Gross Premium	Commission 15.0%(MFB)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
11/1/2024	$4,000.00	$600.00	$0.00	$0.00	$0.00	$3,400.00

*	Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company

23453 Network Place

Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

Phone: (262) 825-8002

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.

BINDER

This certifies that, pending issuance of policy number 652180116 in the form described below, Continental Insurance Company is hereby binding the coverage described as follows:

Insured:	Producer
KKR Credit Opportunities Portfolio	AON RISK INS SERVICES WEST INC
555 California Street	707 WILSHIRE BLVD STE 2600
50th Floor	LOS ANGELES, CA 90017-3533
San Francisco, CA 94104	(213)630-1377
Attn:	Attn: Joseph McGoldrick

Policy Period: From 11/01/2024 to 11/01/2025

Binder Period: From 11/01/2024 to 12/01/2024

Quote Number: 6337733101

Product: Mutual Fund Bond  Form: G-131697-A

Limit of Liability:	$1,000,000

Deductible:	$10,000

Premium:	$4,000

Endorsements Attached:

G-145184-A	2003-06-01	Economic & Trade Sanctions Conditions
CNA-68791-XX	2012-07-01	Email Notice Endorsement
PRO-4138-A	1999-10-01	Increase in Asset Size Endorsement
GSL-8007-XX	2006-02-01	Telefacsimile Transfer Fraud
CNA-95228-XX	2019-03-01	Cryptocurrency Exclusion Rider

Issuance of a policy is subject to satisfaction of the following conditions:

•	All conditions met

Binder

KKR Credit Opportunities Portfolio

Mutual Fund Bond

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by Continental Insurance Company.

This binder may be canceled at any time by the insured by giving written notice of cancellation to Continental Insurance Company. This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by Continental Insurance Company subject to the terms outlined above. Continental Insurance Company reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Insurance Company

By:

Gretta Di Silvestro (Sutton)
Underwriting Specialist
(262) 825-8002 gretta.disilvestro@cna.com

Dated: 10/23/2024

Annual Approval of Fidelity Bond and Insurance Program

RESOLVED, that the officers of the Funds be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Funds to purchase Fidelity Bond coverage and director and officer/errors and omissions (“D&O/E&O”) liability insurance; and further

RESOLVED, that it is the finding of the Board that the Fidelity Bond, in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Funds to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Funds’ assets and the nature of the securities in the Funds’ portfolio; and further

RESOLVED, that the Board, and separately a majority of the Independent Trustees, after having taken all relevant factors into consideration, including but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured, hereby approve the payment by the Funds of the annual premium payable with respect to the Fidelity Bond; and further

RESOLVED, that the Fidelity Bond be, and hereby is, approved by the Board, and separately a majority of the Independent Trustees, as discussed at this Meeting, with such changes as officers, with the advice of counsel shall deem appropriate; and further

RESOLVED, that the secretary of the Funds shall file, or arrange for the filing of, the Fidelity Bond with the SEC and give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED, that the Funds’ purchase of the D&O/E&O policy to which the Trustees, officers and employees of the Funds are insureds, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Funds, is determined to be in the best interest of the Funds; and further

RESOLVED, that the Board, and separately a majority of the Independent Trustees, hereby approve the payment by the Funds of the annual premium payable with respect to the D&O/E&O policy; and further

RESOLVED, that the D&O/E&O policy be, and hereby is, approved by the Board, and separately a majority of the Independent Trustees, as discussed at this Meeting, with such changes as officers, with the advice of counsel shall deem appropriate; and further

RESOLVED, that the Trustees and the officers of the Funds, be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and further

RESOLVED, that the D&O/E&O policy, with the coverage and premiums as described at this Meeting be, and it hereby is, approved on behalf of the Funds.